Gilat Satellite Networks Ltd.
21 Yegia Kapayim St.
Petach Tikva, Israel 49130

October 28, 2014

VIA EDGAR

Mr. Justin Kisner
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:         Gilat Satellite Networks Ltd.
 Form 20-F for Fiscal Year Ended December 31, 2013
        Filed March 31, 2014
 File No.  000-21218

Dear Mr. Kisner:

In furtherance of your telephone conference with our U.S. counsel, Steven Glusband, we would very much appreciate an extension until November 26, 2014 to respond to the comments of the Staff of the Securities and Exchange Commission with respect to our annual report on Form 20-F for the year ended December 31, 2013.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Alon Levy
Alon Levy
Vice President, General Counsel